Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

January 13, 2014

VIA EDGAR

Jan Woo
Attorney-Advisor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Pulse Network, Inc. Amendment No. 2 to Form 10-K/A for the Fiscal Year Ended March 31, 2013 Filed January 13, 2014 File No. 000-54741

Dear Ms. Woo:

Pursuant to the staff’s comment letter dated December 3, 2013, we respectfully submit this letter on behalf of our client, the Pulse Network, Inc. a Nevada corporation (the “Company”).

Amendment No. 2 to the Company’s Form 10-K was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on January 13, 2014.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

1. Please refer to prior comment 6 of our letter dated June 4, 2013 and comment 1 of our letter dated August 6, 2013. We note your disclosure on page 4 of your amendment to the Form 8-K filed on November 4, 2013 that the company was a shell company prior to the share exchange. Please consider expanding the discussion of your potential future need for additional capital that may arise from the restrictions on sales of unregistered securities under Rule 144 as a result of your former shell company status. For example, such restrictions may have an adverse impact on your ability to attract additional capital to implement your business plan or sustain operations. Please consider discussing the risks, to the extent material, resulting from the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and the potential of attracting additional capital.

Company response:  The Company has added disclosure under the heading “Outlook” on page 13 in response to this comment.

2. Please refer to prior comment 7 of our letter dated June 4, 2013 and comment 1 of our letter dated August 6, 2013. We note your disclosure on page 18 of your amendment to the Form 8-K filed on November 4, 2013 that “the company would not have sufficient capital to maintain operation beyond 3 months.” Revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and confirm that you will provide this disclosure in future filings.

Company response:  The Company has added disclosure under the heading “Liquidity and Capital Resources” on page 13 in response to this comment.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 15

3. We have reviewed the revisions to your report on internal control over financial reporting in response to prior comment 8; however, we note that the revisions did not appropriately address our prior comment. Please note that pursuant to Item 308(a)(3) of Regulation S-K, management’s conclusion on its assessment of the effectiveness of internal control over financial reporting is required as of the end of the most recent fiscal year. As previously requested, please revise the disclosure to state, if true, that as of March 31, 2013, management concluded that your internal control over financing reporting was not effective.

Company response:  The Company has removed the text “as of the evaluation date” in the sentence that states, “[b]ased on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were not effective as of March 31, 2013,” on page 15.

Please contact the undersigned with any questions or comments.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Name: Thomas E. Puzzo